Heineken NV

RECEIVED
2004 JUL 20 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04035645

SUPPL

date
12 July 2004

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlo 7/20

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Heineken
NV

press release
exemption file: 82-4953

RECEIVED
2004 JUL 20 A 11: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Amsterdam, 17 May 2004

Heineken and Lion Nathan join forces in Australian premium beer sector

The Australian beer sector has a new competitive player with the announcement today of the formation of a joint venture between Heineken and Lion Nathan.

The fit between Heineken and Lion Nathan Australia is based on Heineken's success in growing its share of the premium sector of the Australian beer market, combined with Lion Nathan Australia's local brewing capabilities and national sales and distribution expertise.

The joint venture, Heineken Lion Australia, brings the companies together in a sales and distribution deal, which also involves the option to brew Heineken and potentially other Heineken company brands in existing Lion Nathan Australia breweries. Heineken Lion will be fully operational by 1 July 2004.

The Heineken Lion Australia joint venture creates an extensive distribution platform, whereby a precinct sales force has been established to sell the combined portfolio of brands in the major metropolitan areas (Sydney, Melbourne, Brisbane, Adelaide and Perth). In addition the existing Lion Nathan sales force will sell the Heineken brand in other non-metropolitan areas.

Lion Nathan Australia will combine its local brands and specialties (including Hahn Premium and James Squire Pilsner) with the strength of the Heineken brand presenting an attractive and compelling portfolio of quality brands.

The premium beer sector in Australia represents 9.7% of the Australia beer market and is one of the fastest growing segments, with 2003 volume up 13% over 2002.

Mr Thony Ruys, Chairman of the Executive Board of Heineken N.V. in Amsterdam said of the agreement with Lion Nathan, "This joint venture provides us with a strong and competitive portfolio of brands combined with an excellent distribution platform that now allows us to realize the potential of this rapidly growing premium sector".

Managing Director of Heineken Australia, Mr Hans-Erik Tuijt will be the Managing Director of Heineken Lion. "This is a natural evolution for Heineken in Australia. Based on the success of the Heineken brand here, we now know that Heineken has the

NV

press release
exemption file: 82-4953

RECEIVED
2004 JUL 20 A 11: 39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Amsterdam, The Netherlands and Monterrey, México – June 21, 2004

Heineken and FEMSA join forces in the U.S.A.

Heineken USA increases its leadership position in the key U.S.A. import segment and provides FEMSA with a powerful platform

Heineken NV ("Heineken") (AEX: HEIA) and Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB) announced today that Heineken USA and FEMSA Cerveza have reached a definitive agreement that will make Heineken USA the sole and exclusive importer, marketer and seller of FEMSA's beer brands in the United States.

The three-year agreement signed between Wisdom Import Sales LLP, FEMSA Cerveza's wholly owned subsidiary, and Heineken USA is expected to become effective towards the end of the year, 120 days after FEMSA completes its announced repurchase of a 30 % stake of FEMSA Cerveza. At the end of the three-year period both parties will discuss how they will take this commercial relationship forward.

Under the terms of the agreement, Heineken USA will assume responsibility for the marketing, sales and distribution of the beer brands Tecate, Dos Equis, Sol, Carta Blanca and Bohemia across the United States.

Strategic fit for Heineken

Heineken's strategy in the U.S.A. is to grow its premium brands within the import segment, the fastest growing beer segment in the U.S.A. Expanding its portfolio with the strong premium and specialty brands of FEMSA fits this strategy perfectly. Heineken USA will benefit from greater scale and from the broader portfolio of brands, which will allow Heineken USA to increase its leadership in the import segment.

Mexican beer has become popular with American consumers beyond geography or national heritage. FEMSA's Mexican quality brands strongly complement the already successful combination of *Heineken* and *Amstel Light*. Furthermore, through FEMSA's brands Heineken will more broadly participate in the Hispanic market, the fastest growing demographic group in the U.S.A.

The FEMSA brands add about 1.8 million hectoliters to Heineken's volumes in the U.S.A., bringing the total Heineken volume to 7.9 million hectoliters (+28 %). The combined market share in the imported beer segment in the U.S.A. will be approximately 26%.

Strategic fit for FEMSA

FEMSA's brands have traditionally thrived in the Southwestern United States, and joining forces with Heineken will provide the necessary commercial muscle to expand the focus east of the Mississippi river and realize the brands' full potential.

In addition, the attributes and positioning of the Heineken brands in the U.S.A. fit well with those of FEMSA's brands, such that the combined portfolio will be ideally suited to serve the full spectrum of import market segments and preferences.

Marc Bolland, member of the Executive Board of Heineken NV commented: "The deal we have announced today will increase our leadership in the import segment. Heineken USA will benefit from a broader portfolio of strong premium brands and a larger scale."

Javier Astaburuaga, co-Chief Executive Officer of FEMSA Cerveza, commented: "We are extremely pleased with this agreement. Teaming up with Heineken represents a great opportunity for the distribution and marketing of our brands in the key U.S. market going forward. Our portfolios are very complementary, and we are confident that the combination of our quality beers and well-known brands with Heineken's top-notch market execution will prove a formidable one."

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken NV please visit www.heinekeninternational.com.

FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and important beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 2,800 stores. For further information regarding FEMSA please visit www.femsa.com.

Press information:
Véronique Schyns
Tel: +31 20 52 39 606
e-mail: press@heineken.com

Investors and analysts information:
Anneke Groen
Tel: +31 20 52 39 469
e-mail: investors@heineken.com